July 15, 2008
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief

Re:	Synchronoss Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2008 File No. 000-52049
Dear Mr. Kronforst:
     On behalf of Synchronoss Technologies, Inc. (“SNCR”), this letter is being provided in response to the July 1, 2008 letter to SNCR from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated your comments in italicized print. SNCR’s responses (the “Responses” and, each, a “Response”) are provided below for each comment. The Responses below are based solely on the inquiry that SNCR has conducted and materials it has reviewed as of July 15, 2008 in response to the comments.

Securities and Exchange Commission
July 15, 2008

Form 10-K for Fiscal Year Ended December 31 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Current Trends Affecting Our Results of Operations, page 28
1.	In future filings, please consider expanding this section of MD&A to describe in greater detail and/or quantify the material impact that known trends and uncertainties will have, or are reasonably likely to have, on your liquidity, capital resources or results of operations. For instance, clarify how such factors as order provisioning, local number portability, and the implementation of new technologies will increase demand for your services. See SEC Release Nos. 33-6835 and 33-8350.

RESPONSE TO COMMENT 1:

In future filings beginning with the Form 10-Q for the second quarter of 2008, SNCR will expand the MD&A to describe in greater detail and/or quantify the material impact that known trends and uncertainties will have, or are reasonably likely to have on SNCR’s liquidity, capital resources or results of operations
Liquidity and Capital Resources
Discussion of Cash Flows, page 34
2.	We note your discussion of cash flows only addresses fiscal 2007 and 2006. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

RESPONSE TO COMMENT 2:

When preparing its discussion of cash flows, SNCR considered Instruction 1 to paragraph 303(a) of Regulation S-K. SNCR also referred to Article 8 of Regulation S-X when preparing its discussion of liquidity and capital resources which provides that generally the discussion shall cover a three year period in order to enhance the reader’s understanding of the financial statements. SNCR completed its initial public offering (its “IPO”) in June 2006. Over the period from January 1, 2005 through December 31, 2007, the primary contributors to the strength of SNCR’s balance sheet were due to increased volume from transactions processed and the proceeds received from its IPO. In each of the periods presented, the reasons for the changes in cash flows from operations, investing, and financing activities were similar; with the exception of the cash flows from financing activities in 2006 related to the proceeds received from the IPO. In this case, the proceeds received as a result of SNCR’s IPO have been noted on page 30 of SNCR’s annual report on Form 10-K for the year ended December 31, 2007. The main difference in 2005 was associated with income taxes and the reduction of SNCR’s valuation allowance which was discussed in SNCR’s prospectus for its

Securities and Exchange Commission
July 15, 2008

IPO and in its annual report on Form 10-K for the year ended December 31, 2006. SNCR therefore does not believe that fiscal 2005 information enhances the reader’s understanding of its financial statements. Nevertheless, in response to the Staff’s comment, in future filings beginning with the Form 10-K for the year ended December 31, 2008, SNCR will include the comparison for all periods presented.

3.	In your discussion of cash flows, you refer to various factors that have materially impacted results without quantifying the impact of each factor. For example, you disclose on page 34 that net cash provided by operating activities for the year ended December 31, 2007 was $23.5 million, compared to $14.0 million for the year ended December 31, 2006, and that the increase of $9.5 million was primarily due to income derived from increased volume from transactions and increased accounts payable and accrued expenses balances partially offset by an increase to accounts receivable and prepaid expenses and other current assets as well as an increase to tax benefit from stock option exercises. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section IV.B. of SEC Release No. 33-8350.

RESPONSE TO COMMENT 3:

SNCR prepares its Statement of Cash Flows under the indirect method, so that the items included in its explanation are all readily available within the Statement of Cash Flows. SNCR does not believe there was any material information that was not readily available in SNCR’s cash flow statement during the periods disclosed, with the exception of the number of transactions processed, which is not included in SNCR’s Statement of Cash Flows. SNCR does not disclose the number of transactions processed because such disclosure could result in a breach of SNCR’s confidentiality obligations, would impact its competitive advantage, compromise its pricing information and could impact its ability to obtain new customers and retain existing ones. However, in response to the Staff’s comment, in future filings beginning with the Form 10-Q for the second quarter of 2008, where a material change is attributed to two or more factors, including any offsetting factors, SNCR will describe in quantified terms the contribution of each identified factor.
Item 8, Financial Statements and Supplementary Data
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page 42
4.	We note your statement in Note 1 that your services enable CSPs to retain service customers. We also note that your revenue recognition policy does not appear to address cancellation provisions or rights of refund in the event service customers are not retained. Please tell us whether CSP customer cancellations impact your revenue recognition.

Securities and Exchange Commission
July 15, 2008

RESPONSE TO COMMENT 4:
     In Note 1 to its Financial Statements, SNCR states that it enables CSP’s to acquire, retain and service customers quickly, reliably and cost-effectively. When a CSP utilizes SNCR’s platform, the CSP’s customers benefit from the use of SNCR’s platform because they are able to add additional services, products, or features to their accounts in an automated fashion. However, SNCR provides services only to the CSP, and does not have any rights or obligations to the CSP’s customers. Accordingly, SNCR does not have any provisions or obligations to provide a refund to the CSP in the event the CSP’s service customers are not retained. As stated on page 42 of SNCR’s annual report on Form 10-K for the year ended December 31, 2007, transactions are principally based on a contractual price per transaction and are recognized based on the number of transactions processed during each reporting period as those transactions are completed. CSP customer cancellations do not give rise to any refunds or credits, a cancellation is simply another type of transaction processed by SNCR for the CSP and is billable on a per transaction basis in the period the cancellation is completed.
Controls and Procedures, page7
5.	We note that your chief executive and chief financial officers concluded that as of December 31, 2007, your disclosure controls and procedures are effective “in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” We note similar disclosure in your report on Form 10-Q for the period ended March 31, 2008. Your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by Rule 13a-15(e) under the Securities Exchange Act of 1934. The rule requires, among other matters, that the disclosure controls and procedures also be designed to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management ... as appropriate to allow timely decisions regarding required disclosure.” In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15(e) for the periods ended December 31, 2007 and March 31, 2008, and confirm that you will conform your disclosure to the rule in future filings.

RESPONSE TO COMMENT 5:

SNCR hereby confirms that the effectiveness conclusions of Stephen Waldis, SNCR’s Chief Executive Officer, and Lawrence Irving, SNCR’s Chief Financial Officer, for each of the periods ended December 31, 2007 and March 31, 2008, were made with respect to SNCR’s controls and procedures as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. In future filings beginning with

Securities and Exchange Commission
July 15, 2008

the Form 10-Q for the second quarter of 2008, SNCR intends to use the following wording in response to Item 9A for Form10-K’s and Item 4 for Form 10-Q’s.
“Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of [insert applicable date]. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of [insert applicable date], the end of the period covered by this [annual/quarterly] report, to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.”
Exhibits
6.	We note with respect to Exhibit 10.11 your indication that confidential treatment for the exhibit has been requested. It appears that the order granting confidential treatment may have expired. Please advise. In your response, please provide us with a copy of the order granting confidential treatment. In the event that confidential treatment has expired, please note that you may submit a request for an extension of the order for confidential treatment provided that the subject information has not been publicly disclosed, See Division of Corporation Finance Staff Legal Bulletin No. 1A.

RESPONSE TO COMMENT 6:

Attached is a copy of the Order granting confidential treatment with respect to the Master Service Agreement dated as of September 1, 2005 between Cingular Wireless, Inc. and Synchronoss Technologies, Inc. and the Statement of Work thereto. As we continue to deem this information confidential and have not publicly disclosed it, we have separately submitted a request for an extension of the order for confidential treatment.

Securities and Exchange Commission
July 15, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Current Trends Affecting our Results of Operations. page 9
7.	We note you discussed on your first quarter earnings conference call that you believe the increasing gap between the total number of iPhones sold and the actual number you activate is a trend that will have a material unfavorable impact on your results of operations. Please tell us what consideration you gave to disclosing this trend pursuant to Item 303(a)(3)(ii) of Regulation S-K.

RESPONSE TO COMMENT 7:

SNCR did review and took into consideration Item 303(a)(3)(ii) of Regulation S-K prior to filing its Form 10-Q for the first quarter of 2008. The discussion relating to the gap between the total number of iPhones sold and the actual number of iPhones that SNCR activated addressed SNCR’s revision of its forward looking guidance for the full year 2008. During the first quarter earnings conference call, SNCR explained that it expected this gap to increase during the year and that such increase was one of the reasons that SNCR was revising its previous guidance. Pursuant to SEC Release No. 33-8350 (eff Dec. 29, 2003), MD&A should focus on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition. SNCR concluded that since its guidance for the full year 2008 was not included in its Form 10-Q for the first quarter of 2008, no disclosure was required. Nevertheless, in response to the Staff’s comment, SNCR intends to include this disclosure in future filings beginning with the Form 10-Q for the second quarter of 2008.
Definitive Proxy Statement filed April 9, 2008
Compensation Discussion and Analysts.
Elements of Compensation, page 13
8.	It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid as base salaries and annual incentive bonuses. For instance, you state that your base salary “rewards satisfactory individual performance and a satisfactory level of contribution to [y]our overall business goals” and that one purpose of your annual performance incentive compensation plan is to reward your executives “for their individual achievements.” However, you do not describe any of the specific performance objectives or otherwise describe the nature of the individual performance objectives. If you focused on specific individual performance goals and contributions to your business objectives, as your disclosure seems to indicate, please include a complete discussion of each

Securities and Exchange Commission
July 15, 2008

element of individual performance and contribution that the committee took into account when setting these elements of compensation. See Item 402(b)(2)(vii) of Regulation S-K,
RESPONSE TO COMMENT 8:
          In response to the Staff’s comment, the following information explains how SNCR’s Compensation Committee determined amounts to be paid as base salaries and annual incentive bonuses to the named executives in SNCR’s 2008 Proxy Statement.
     Base Salary
     In order to hire and retain executives, SNCR sets base salaries initially at levels it believes are sufficient to recruit and retain these individuals. Specifically, SNCR considers an executive officer’s responsibilities (including the scope of his or her position and complexity of the function he or she manages), experience and the salaries of individuals at similar positions at our peer companies. In 2007, as disclosed in SNCR’s 2008 Proxy Statement, SNCR’s Compensation Committee increased the base salaries for each of Mr. Waldis, Mr. Irving, Robert Garcia, Chief Operating Officer of SNCR, and Omar Tellez, SNCR’s Chief Marketing Officer to be in the mid-range of executives in similar positions at SNCR’s peer companies. SNCR’s Compensation Committee believed these increases were warranted due to these executives’ significant efforts towards achieving SNCR’s strong operating performance and results for 2006. SNCR’s Compensation Committee also considered the extensive involvement of Messrs. Waldis, Irving and Garcia in SNCR’s successful IPO in June 2006. As for Christopher Putnam, SNCR’s Executive Vice President of Sales, the Compensation Committee determined that no increase in salary was warranted since his total compensation based on his separate incentive compensation plan as disclosed in the Proxy Statement adequately compensated him for 2007.
     Annual Performance Incentive Compensation Plan
     As disclosed in the Proxy Statement, 20% of the bonus for Messrs. Waldis, Irving, Garcia and Tellez is based on such person’s individual achievement during the prior year. In 2008, the Compensation Committee approved discretionary bonuses for each of the above executives and determined that that these bonuses were warranted due to the strong operating performance and results of SNCR in 2007, far exceeding its corporate plan for 2007, and the significant efforts of management towards achieving these results.
     In SNCR’s Proxy Statement for 2009 and future Proxy Statements, SNCR will expand its discussion of the individual performance goals taken into account by its Compensation Committee in determining amounts to be paid as base salaries and annual incentive bonuses.

Securities and Exchange Commission
July 15, 2008

Compensation of Executive Officers
Grants of Plan Based Awards, page 20
9.	You have not included the grant date fair value of each equity award computed in accordance with FAS 123R (column (1)) in your Grants of Plan Based Awards table. Please advise. Confirm that you will include this information, as applicable, in future filings. See Item 402 (d)(2)(viii) of Regulation S-K.

RESPONSE TO COMMENT 9:

SNCR had interpreted Item 402(d)(2)(viii) of Regulation S-K to not require a column for “Grant Date Fair Value of Stock and Option Awards” in the event that during the applicable period there had been no adjustment or amendment of the exercise or base price of any options, SARs or similar option-like instruments previously awarded to any of the named executive officers. Accordingly, SNCR did not include such a column in its Proxy Statement for 2008 because during 2007 SNCR did not adjust or amend the exercise or base price of any options, SARs or similar optionlike instruments previously awarded to any of its named executive officers. Nevertheless, in response to the Staff’s comment, in SNCR’s Proxy Statement for 2009 and future Proxy Statements, SNCR will include the fair value of such awards computed in accordance with FAS 123R in the Grants of Plan Based Awards table.
Certain Related Party Transactions page 29
10.	We note your statement on page 6 that “[a]ll related party transactions will be approved by our Audit Committee before we enter into them.” It does not appear that this statement satisfies the requirements of Item 404(b) of Regulation S-K, which requires a discussion of your policies and procedures for the review, approval or ratification of transactions with related persons. Please provide the disclosure required by Item 404(b) in future filings.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, SNCR will include in its Proxy Statement for 2009 and future Proxy Statements the following discussion of its policies and procedures for the review, approval or ratification of transactions with related persons:
“Transactions, arrangements or relationships in which we were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest are subject to review, approval or ratification by our Board of Directors or a committee composed of members of our Board of Directors. Our Audit Committee has the principal responsibility for reviewing related person transactions pursuant to written policies and procedures adopted by our Board of Directors, subject to

Securities and Exchange Commission
July 15, 2008

specified exceptions and other than those that involve compensation. In conformance with regulations of the Securities and Exchange Commission, these policies and procedures define related persons to include our executive officers, our directors and nominees to become a director of our company, any person who is known to us to be the beneficial owner of more than 5% of any class of our voting securities, any immediate family member of, or person sharing the household with, any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or in which such person has a 5% or greater beneficial ownership interest. As set forth in our policies and procedures, it is our general policy that related person transactions shall be consummated or shall continue only if approved or ratified by our Audit Committee or the disinterested members of our Board of Directors and only if the terms of the transaction are determined to be in, or not to be inconsistent with, the best interests of our company and our stockholders. The approval of our Compensation Committee is required to approve any transaction that involves compensation to our directors and executive officers. This approval process does not apply to any transaction that is available to all of our employees generally.”

Securities and Exchange Commission
July 15, 2008

     SNCR acknowledges that:
(a)	SNCR is responsible for the adequacy and accuracy of the disclosure in each of the above-referenced filings with the SEC;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings with the Commission; and

(c)	SNCR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.
Sincerely,
/s/ Ronald J. Prague
Ronald J. Prague
Vice President and General Counsel

cc:	Mr. Stephen G. Waldis Mr. Lawrence R. Irving Marc Dupre, Esq.

Exhibit A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2006

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Synchronoss Technologies, Inc.
File No. 333-132080 — CT Control No. 18306

     Synchronoss Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to the Form S-1 registration statement initially filed on February 28, 2006.
     Based on representations by Synchronoss Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:
Exhibit          10.10 through          January 26, 2008
     For the Commission:

Nancy M. Morris
Secretary